Exhibit 99.1

HomesToLife Ltd Announces Closing of Acquisition of HTL Marketing Pte Ltd

Singapore, May 19, 2025 (GLOBE NEWSWIRE) – HomesToLife Ltd (NASDAQ: HTLM) (“HomesToLife” or the “Company”), the holding company of one of the leading producers of home furniture products based in Singapore with sales across Asia-Pacific, Europe and North America regions, today announced the successful closing of the acquisition of 100% of equity interests in HTL Marketing Pte Ltd (“HTL Marketing”), a leading B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing. The acquisition of HTL Marketing was announced on May 5, 2025.

“We are thrilled to close this acquisition,” said HomesToLife Chief Executive Officer Ms. Phua Mei Ming. “This transaction, we believe, will enable HomesToLife to become a major furniture industry entity accessing extensive global market opportunities and generating substantial growth in both revenue and profitability.

“We look forward to integrating HTL Marketing’s operations and transitioning to an era of accelerated growth for our Company.”

About HomesToLife Ltd

HomesToLife Ltd is the holding company of HomesToLife Pte. Ltd., one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore; HTL Far East Pte. Ltd., a company dedicated to sourcing, distributing, and delivering premium furniture and related products to the business sector across the Asia-Pacific region; and HTL Marketing Pte Ltd, a leading B2B procurer and supplier of premium upholstered sofas and leather materials for sofa manufacturing, with sales across Asia-Pacific, Europe and North America regions.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties (including that various closing conditions to the Acquisition may not be satisfied or waived) and are based on the Company’s current expectations and projections about future events that the Company believes may affect financial condition, results of operations, business strategy and financial needs of the Company and HTL Marketing. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com